Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Amendment No. 1 on Form 10-Q/A to the Quarterly Report on Form 10-Q of Cardo Medical, Inc. (the õCompanyö) for the period ended March 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the õReportö), I, Andrew Brooks, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1.   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and

2.   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Andrew Brooks
Andrew Brooks,
Chief Executive Officer

Date: August 4, 2009